SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com September 7, 2018

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Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIO Inc.

Registration Statement on Form F-1 (Registration No. 333-226822)

Response to the Comment Letter Dated September 5, 2018

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones, and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 5, 2018. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Amendment No. 2 to registration statement filed on August 31, 2018.

The Company will file the joint acceleration requests today to request that the Staff declare the effectiveness of the Registration Statement on September 11, 2018. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

U.S. Securities and Exchange Commission

September 7, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors

Risk Factors Relating to Our ADSs and This Offering

ADS Holders may not be entitled to a jury trial with respect to claims, page 57

1.

We note that Section 7.6 of your deposit agreement filed as Exhibit 4.3, provides that “[t]he fees of the arbitrator and other costs incurred by the parties in connection with such Arbitration shall be paid by the party or parties that is (are) unsuccessful in such Arbitration.” Please revise this risk factor and the disclosure in your ‘Jurisdiction and Arbitration” section on page 196 to describe the fee shifting provision and to address the risk to investors associated with this provision.

In response to the Staff’s comment, the Company has updated disclosure relating to the fee shifting provision on pages 60 and 196.

Business

Our Power Solutions

Power Express and Other Power Solutions, page 126

2.

We note your revised disclosure that you have entered into a framework agreement with the State Grid Corporation of China with the aim of expanding the network of publicly accessible charging piles through technology and business model innovations in a collaborative way. If this agreement is material to your business, please describe the material terms of the agreement.

The Company respectfully advises the Staff that the Company does not consider this framework agreement as material to its business, because this framework agreement does not impose any material obligations on the Company and only sets forth certain long-term strategic cooperation principles for cooperation between the State Grid Cooperation of China and the Company. Furthermore, the actual implementation of such principles would likely require the parties to enter into supplemental agreements covering specific areas of cooperation.

In response to the Staff’s comment, the Company has added disclosure relating to the framework agreement on page 127.

*            *             *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.

Louis T. Hsieh, Chief Financial Officer, NIO Inc.

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Partner, Latham & Watkins